[LETTERHEAD OF OTTAWA SAVINGS BANCORP, INC.]

September 26, 2014

VIA EDGAR

Mr. Todd K. Schiffman

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:     Ottawa Savings Bancorp, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed March 25, 2014

File No. 000-51367

Dear Mr. Schiffman:

On behalf of Ottawa Savings Bancorp, Inc. (the “Company”), this correspondence is filed in response to the staff’s comment letter issued on September 18, 2014 regarding the above-referenced filing. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses below.

Form 10-K for the Fiscal Period Ended December 31, 2013

Item 13. Certain Relationships and Related Party Transactions, page 50

1.

We note that the first paragraph reflects the Company’s policy as it pertains to prospective banking transactions with officers and directors of the Company. Please tell us and revise future filings to add disclosure stating that all past transactions with officers and directors were made in accordance with the language set forth in Instruction 4(c) to Item 404 of Regulation S-K.

Response to Comment No. 1:

The Company hereby confirms that all past banking transactions between the Company and its officers and directors: (i) were made in the ordinary course of business; (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company; and (iii) did not involve more than the normal risk of collectability or present other unfavorable features. The Company hereby undertakes to revise its future filings to include a statement to this effect.

Mr. Todd K. Schiffman

U.S. Securities and Exchange Commission

September 26, 2014

2.	In future filings, please revise your representations to read “parties not related” to the Company, as opposed to “other persons,” as required by Instruction 4(c)(ii) to Item 404 of Regulation S-K.

Response to Comment No. 2:

The Company hereby undertakes to revise its future filings to include the required disclosure identified above.

*     *     *

The Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this correspondence, please contact the undersigned at 815.433.2525.

Very truly yours, OTTAWA SAVINGS BANCORP, INC. /s/ Jon Kranov Jon Kranov President and Chief Executive Officer

cc:	Josh Samples, U.S. Securities and Exchange Commission Marc Kingry, Ottawa Savings Bancorp, Inc. Edward G. Olifer, Kilpatrick Townsend & Stockton LLP